SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 9, 2005

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F ☒      Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7): ____________

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐      No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82- _________________.

     The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC
Date: May 9, 2005	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

(PROTHERICS PLC LOGO)

PROTHERICS PLC

Notification of Preliminary Results

London, 9 May 2005: Protherics plc (“Protherics”), the international biopharmaceutical company, will be announcing its preliminary results for the year ended 31 March 2005, on Tuesday 7 June 2005.

An analyst meeting will be held at 9.30am at the offices of Financial Dynamics, 26 Southampton Buildings, London, WC2A 1PB.

Enquiries:

Protherics Plc	+44 (0) 20 7246 9950
Andrew Heath, CEO
Nick Staples, Corporate Affairs	+44 (0)7919 480 510

Financial Dynamics	+44 (0) 207 831 3113
David Yates/Lucy Briggs